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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-29005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2005 (MM/DD/YY) AND ENDING January 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6019 Fincham Drive
(No. and Street)

Rockford (City) IL (State) 61108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George E. Bates 815/399-2137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 700 (Address) Rockford (City) IL (State) 61104 (Zip Code)

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED
MAR 29 2006
WASH. D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BARBARA K O'NEILL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 03-19-07

George E Bates
Signature

President
Title

Barbara K. O'Neill
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

6019 Fincham Drive
Rockford, Illinois 61108
Phone: (815) 399-2137 or 800-223-2137
Fax: (815) 399-8367
Email: batessec@batessecurities.com

BATES Securities, Inc.

George E. Bates, President, CFP®
George D. Bates, JD, CFP®
Mark A. Jones
Palmer V. Klaas, CFP®

March 28, 2006

RECEIVED
MAR 2 9 2006
WASH. DC 160 SECTION

SEC Headquarters
Office for Investor Education and Assistance
100 F Street, NE
Washington, D.C. 20549

RE: Bates Securities Inc
Firm # 10759

Dear Sirs:

Enclosed please find two copies of Bates Securities Inc audited financial statements for year end 01/31/06.

If you have any questions or need additional information, you may contact me at 815/399-2137.

Sincerely,

George D Bates KB

George D. Bates
Principal

Kb
Enc

BATES SECURITIES, INC.

ANNUAL AUDITED REPORT
For the Years Ended
January 31, 2006 and 2005

INDEX

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying statements of financial condition of Bates Securities, Inc. as of January 31, 2006 and 2005, and the related statements of income, changes in stocholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Rockford, Illinois
February 16, 2006

BATES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
January 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT:		
Cash and cash equivalents	$ 39 469	$ 36 444
Commissions receivable	40 994	70 080
Marketable securities, at market	41 067	33 730
Due from affiliates	23 437	10 085
TOTAL ASSETS	144 967	150 339

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
CURRENT LIABILITIES:		
Accrued expenses:		
Salaries and commissions	$ 10 929	$ 20 355
Payroll taxes	1 255	1 157
Pension (Note 4)	5 096	2 854
Income taxes payable	3 193	3 340
Deferred income taxes (Notes 1 and 5)	11 590	11 590
TOTAL LIABILITIES	32 063	39 296
STOCKHOLDER'S EQUITY (Note 2)		
Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding	3 600	3 600
Additional paid-in capital	18 100	18 100
Retained earnings	91 204	89 343
TOTAL STOCKHOLDER'S EQUITY	112 904	111 043
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 144 967	$ 150 339

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF INCOME
for the years ended January 31, 2006 and 2005

	2006	2005
REVENUE:		
Commissions	$2 038 998	$1 680 595
Investment income	469	66
	2 039 467	1 680 661
EXPENSES:		
Salaries and commissions	500 378	454 594
Fees and reimbursement of expenses to affiliates (Note 3)	1 510 648	1 183 330
Insurance	1 880	69
Payroll taxes	6 898	3 615
Bank charges	319	337
Professional fees	750	1 200
Profit-sharing (Note 4)	5 096	3 197
Regulatory fees	19 599	18 992
(Income) on investment: Unrealized	(7 091)	(4 135)
Miscellaneous	109	114
	2 038 586	1 661 313
Income before income taxes	881	19 348
Income tax expense (benefit) (Note 5)	(980)	3 200
NET INCOME	$ 1 861	$ 16 148

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended January 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 2004	$ 3 600	$ 18 100	$ 73 195	$ 94 895
Net income	-	-	16 148	16 148
Balance, January 31, 2005	3 600	18 100	89 343	111 043
Net income	-	-	1 861	1 861
Balance, January 31, 2006	$ 3 600	$ 18 100	$ 91 204	$ 112 904

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
for the years ended January 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1 861	$ 16 148
Adjustments to reconcile net income to net cash provided by operating activities:		
Commissions receivable	29 086	(13 619)
Marketable securities	(7 337)	(4 135)
Due to/from affiliates	(13 352)	(7 670)
Accrued expenses	(7 086)	3 114
Income taxes	(147)	3 200
Total adjustments	1 164	(19 110)
NET INCREASE (DECREASE) IN CASH	3 025	(2 962)
CASH AND CASH EQUIVALENTS, beginning of year	36 444	39 406
CASH AND CASH EQUIVALENTS, end of year	$ 39 469	$ 36 444

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to First Clearing Corporation, or other qualified investment companies, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from First Clearing Corporation, and other companies for whom the Company has sold annuities or mutual funds.

Depreciation
Depreciation of furniture and fixtures are calculated using the straight-line method over the estimated useful lives of the related asset. Maintenance and repairs are charged to expense when incurred and renewals and betterments are capitalized. The gain or loss on assets sold or retired is included in income.

Income Taxes
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of January 31, 2006 and 2005, was $72,067 and $88,281, respectively, and aggregate indebtedness was $32,063 and $39,296, respectively. The ratio of aggregate indebtedness to net capital at January 31, 2006 and 2005, was .44 to 1 and .45 to 1, respectively.

NOTE 3 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Bates Securities, Inc.'s operating expenses in exchange for a fee equal to 99 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $1,510,648 and $1,183,330 for the years ended January 31, 2006 and 2005, respectively, and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 4 - PROFIT-SHARING

The Company has a profit-sharing plan which covers all employees who meet the plan's eligibility requirements.

A feature of the profit-sharing plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Electing employee deferrals are eligible for a discretionary company matching contribution.

Profit sharing expense was $5,096 and $3,197 for the years ended January 31, 2006 and 2005, respectively.

NOTE 5 - INCOME TAXES

The Company's income tax expense in 2006 and 2005 consists of the following:

	2006	2005
Taxes currently payable (refundable)	$ (980)	$ 150
Deferred taxes	-	3 050
Income tax (benefit) expense	$ (980)	$ 3 200

Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying financial statements of Bates Securities, Inc. as of and for the years ended January 31, 2006 and 2005, and have issued our report thereon dated February 16, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Rockford, Illinois
February 16, 2006

BATES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 112 904
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	112 904
Deduct non-allowable assets:	
Aged commissions receivable, net of related commissions payable	(12 232)
Due from affiliates	(23 437)
	(35 669)
Net capital before haircuts on securities position	77 235
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) other securities)	(5 168)
NET CAPITAL	$ 72 067

BATES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2006

COMPUTATION OF BASIC NET REQUIREMENT

Net capital requirement	$ 5 000
Excess net capital	$ 67 067
Excess net capital at 1000% (net cap-10% of AI)	$ 68 861

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 32 063
Percentage of aggregate indebtedness to net capital	44.49%

BATES SECURITIES, INC.
SUMMARY OF AUDIT ADJUSTMENTS TO COMPUTATION OF NET CAPITAL REQUIREMENT
January 31, 2006

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 67 947
Audit adjustment:	
Due from affilates	4 185
Interest income	245
Income taxes	4
Late payment of income tax penalty	(104)
Interest expense	(5)
Additional haircut on securities position	(205)
Net capital as currently reported on Schedule I	$ 72 067

BATES SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2006

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with or with David A. Noyes & Company or Southwest Securities, Inc., and promptly transmits all customer funds and securities, to either each mutual fund or insurance companies the Company has proper selling agreements with or with David & Noyes & Company or Southwest Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BATES SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2006

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with or with David A. Noyes & Company or Southwest Securities, Inc., and promptly transmits all customer funds and securities, to either each mutual fund or insurance companies the Company has proper selling agreements with or with David & Noyes & Company or Southwest Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In planning and performing our audit of the financial statements of Bates Securities, Inc. for the year ended January 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Bates Securities, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended January 31, 2006. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg & Co.

Rockford, Illinois
February 16, 2006